Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
August 3, 2004

Extendicare Inc. Announces Appointment of Dr. Charles Roadman to Board of Directors

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. announced today the appointment of Dr. Charles H. Roadman II to its Board of Directors, effective August 3, 2004. Dr. Roadman will stand for election to a three-year term on the Extendicare Inc. Board at the Annual General Meeting in May 2005.

From 1999 till July 2004, Dr. Roadman was the President and Chief Executive Officer of the American Health Care Association / National Center for Assisted Living, a non-profit federation of affiliated state health organizations, representing more than 10,000 assisted living, nursing facility, developmentally-disabled, and subacute care providers responsible for more than 1.5 million elderly and disabled individuals in the U.S. Prior to that Dr. Roadman was the Surgeon General for the United States Air Force.

“Extendicare is pleased to welcome Dr. Roadman to its Board of Directors,” said Mr. David Hennigar, Chairman of Extendicare Inc. “Dr. Roadman will be a valuable board member providing input and guidance towards our quality outcomes and resident services.”

Dr. Roadman graduated from medical school at Emory University in Atlanta, Georgia in 1973, and went on to receive a post graduate degree from the USAF Medical Center, Keesler Air Force Base in Obstetrics and Gynecology.

Extendicare, through its subsidiaries, operates 273 long-term care facilities across North America, with capacity for over 28,300 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,600 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com